

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 13, 2017

A. Jayson Adair
Chief Executive Officer
Copart, Inc.
14185 Dallas Parkway, Suite 300
Dallas, Texas 75254

  Re: **Copart, Inc.**
     Form 10-K for Fiscal Year Ended July 31, 2016
     Filed September 28, 2016
     File No. 0-23255

Dear Mr. Adair:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief
        Office of Consumer Products